December 27th, 1994



Roland H. Webb
3023 Alki Ave. S.W.
Apt. C
Seattle, WA  98116

Dear Mr. Webb:

This letter constitutes an employment agreement between you and Todd Pacific Shipyards Corporation ("TODD"), wherein the parties agree as follows:

1) Effective with the award of the WSF Jumbo Ferries Contract to Todd and continuing for the term of that contract, and if successful for the term of the WSF Superferry Renovation Contract, Todd shall employ you in the position of Chief Operating Officer with the title of Vice President & General Manager or President, upon your election to such office by Todd's Board of Directors. You shall report to the Chief Executive Officer of the parent corporation. Your principal place of employment shall be Todd's headquarters in Seattle, Washington and you will be resident in Seattle during the week.

2) You will at all times conduct yourself in Todd's best interests and will perform the duties and services commonly associates with your position and such other duties appropriate to a senior executive officer as may be assigned on a full-time basis, competently, diligently and to the best of your abilities.

3) As full compensation for your services, during the term of this agreement, Todd shall pay you an annual salary at the rate of $130,000.00 per annum in installments in accordance with Todd's usual payroll practices. In addition, you will be entitled to participate during the term of this agreement in such major medical, hospital, life insurance and other benefit programs as Todd from time to time shall keep in effect for its senior executives, and you shall be entitled to reimbursement of the ordinary and necessary expenses incurred in connection with your performance of services hereunder, subject to reporting requirements as are in effect at Todd.

A bonus plan will be adopted that permits you to earn up to 100% of your salary if Todd is performing at the business plan used to bid the Jumbo ferries. The annual salary will be reviewed annually and may be increased at any time by the Board of Directors of the Corporation.

4) The term of this agreement shall commence effective with the award of the Jumbo Ferries contract and end with contract(s) completion, the date of your death or the end of a three month period of disability that prevents you from complying with your obligations under this agreement.

5) You represent and warrant that you are not under any contract which would be breached by your becoming and remaining employed by Todd under the terms of this agreement. During the term of this agreement and thereafter, you shall keep confidential information about Todd and Todd shall have the right, without the necessity of posting a bond or proving special damages, to enjoin any breech of this provision by you.

6) This letter constitutes the entire agreement between us relating to your employment with the exception of the existing stock option agreement between Todd and yourself which shall remain in force. It shall be governed by the laws of the State of Washington.

7) During the term of this agreement Todd will assist and support your efforts and reimburse expenses, if any, to maintain a legal work status in the United States and will assist in the pursuit of permanent resident status prior to the expiration of this agreement.

8) During the term of this agreement, your employment may be terminated by the corporation for dishonesty, willful misfeasance, repeated failure in bad faith to perform you duties or the commission of a crime involving moral turpitude.

In the event you terminate your employment during the year after the date hereof, without the prior written consent of the Corporation, your compensation pursuant to Section 3 hereof and all other benefits provided hereunder, shall terminate on the termination date.

Employee will not:

a) attempt to employ, hire, engage or otherwise associate with any person employed by the Corporation at the time of such termination or during any part of the twelve (12) months preceding said termination or expiration of this agreement:

b) induce any employees to leave the Corporation;

c) solicit the employment of any employees on his own behalf or on behalf of any business; or

d) assist any entity to solicit the employment of any employees;

e) be employed, consult, own or otherwise associate with any Todd subcontractor supplier.

Please sign below to indicate your agreement with the foregoing.


                             Yours very truly,
                             TODD PACIFIC SHIPYARDS
CORPORATION

                              /s/ Patrick W.E. Hodgson

                             By:  Patrick W. E. Hodgson


Understood & agreed

/s/ Roland H. Webb

Roland H. Webb
December 28th, 1994